

October 13, 2023

Scott R. Behrens
Chief Executive Officer
Stepan Company
1101 Skokie Blvd., Suite 500
Northbrook, Illinois 60062

> **Re: Stepan Company**
> **Annual Report on Form 10-K for the year ended December 31, 2022**
> **Response Dated October 4, 2023**
> **File No. 001-04462**

Dear Scott R. Behrens:

We have reviewed your October 4, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

Response Dated October 4, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. Your response to prior comment 1 states that customer "interest has not translated into material product demand shifts or pressure on the Company to alter its own emissions profile or energy sources," but also that some customers are working with the Company to develop new or modified products and that the Company has developed and continues to develop products that create lower emissions and/or utilize alternative energy sources. Please provide more information regarding your collaboration with such customers, including the extent to which new or modified products are being developed to help meet emissions reduction targets of your primary customers. Additionally clarify whether your development of products that create lower emissions and/or utilize alternative energy sources are related to changes in customer interest. Tell us how you considered disclosing

such product development and customer collaboration as indirect consequences of climate-related business trends. Your response should explain how you reach materiality determinations, providing qualitative and/or quantitative information in support thereof.

Please contact Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services